CREDIT SUISSE | FIRST BOSTON



05009538

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com

June 30, 2005

SUPPL


PROCESSING
SECTION
RECEIVED
JUL 0 6 2005
185
SEC MAIL
WASH. D.C.

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse (formerly known as Credit Suisse First Boston)
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities
Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose the Credit Suisse a supplement to the Credit Suisse Information Statement dated June 29, 2005.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

Enclosure

CREDIT SUISSE

SUPPLEMENT C

CRED' SUIS!

SUPPLEMENT C DATED
JUNE 29 , 2005
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MAY 13, 2005

Single Brand for Banking Businesses

On June 29 , 2005, Credit Suisse Group issued a press release announcing the decision to adopt a single brand for its banking businesses under the name Credit Suisse as a part of the integration process of its banking units. The new brand identity will take effect on January 1, 2006.
The press release is attached to this supplement.

CREDIT SUISSE | GROUP

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41 1 333 8844
Fax +41 1 333 8877

PRESS RELEASE

Credit Suisse Group adopts a new version of the Credit Suisse brand with a new logo as its single brand

Zurich, June 29, 2005 - **Credit Suisse Group today announced that following the merger of its two Swiss banks in May and the appointment of the Executive Board for its Banking Business last week, it has decided to adopt a single brand for its Banking Business. As of January 1, 2006 a new Credit Suisse logo will represent the Private Banking, the Corporate and Investment Banking and the Asset Management divisions.**

This decision was made after an extensive process of research with employees, clients and other stakeholders. The research showed that it makes sense from the perspective of both our clients and our employees to move to a single brand to represent the fully integrated global bank. Credit Suisse is a powerful global brand. Unifying the main Banking Business under the Credit Suisse name will allow the bank to best communicate with one face to the market, work better across businesses to focus relentlessly on clients' needs and enhance a strong consistent reputation.
Credit Suisse will also revitalize the brand positioning and visual identity so they reflect both its long-standing banking heritage and its tradition to innovate.

The new logo is designed to capture the spirit of what Credit Suisse is and what it aspires to be. It expresses the dynamism and innovation associated with investment banking, private banking and asset management, as well as the discretion and prestige associated with the Swiss banking heritage of Credit Suisse.

The new brand identity will take effect when the new integrated organization is in place on January 1, 2006.

Enquiries

Credit Suisse Group Media Relations	Phone	+41 44 333 88 44
Credit Suisse Group Investor Relations	Phone	+41 44 333 31 69

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse

Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of March 31, 2005, it reported assets under management of CHF 1,271.6 billion.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.